December 11, 2020

Daniel Morris/Lilyanna Peyser

Ta Tanisha Meadows/Jim Allegretto

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wunong Net Technology Co Ltd
Amended Registration Statement on Form F-1
Filed December 9, 2020
File No. 333-248876

Dear Mses. Peyser and Meadows and Messrs. Morris and Allegretto,

On behalf of our client, Wunong Net Technology Co. Ltd , a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 11, 2020. Concurrently with the submission of this letter, the Company is submitting its Amendment No. 5 to registration statement on Form F-1 (the “Revised Draft Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amended Registration Statement on Form F-1

Exhibits

1. Please revise Exhibit 5.1 to remove the implication that the opinion covering the resale shares is based solely on the Director’s Certificate. Counsel is required to review all documents necessary to render its opinion. In addition, please provide a signed and dated opinion.

Response:

Exhibit 5.1 has been revised to remove the implication that the opinion covering the resale shares is based solely on the Director’s Certificate:

“In addition, based on the Corporate Documents (which includes a copy of the register of members of the Company), the Resale Shares are duly authorised, fully paid and non-assessable.”

The Corporate Documents are, in turn, clarified in paragraph 3 to be documents “necessary in order to issue this opinion”.

A signed and dated revised opinion has been refiled.

* * *

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law , the audit engagement partner at Friedman LLP, Lola Cheng by telephone at (516) 281 9179 or via email at CLu@friedmanllp.com. Friedman LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Benjamin Tan
Benjamin Tan Esq.

cc.	Friedman LLP (Lola Cheng, CLu@friedmanllp.com)
Wunong Net Technology Co. Ltd (hoganzhang89@yahoo.com.hk ;xcb@wnw108.com)

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW